Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a Meeting of the Board of Directors, December 14, 2005	3
2.	Market announcement - Ultrapar announces the issuance of 10-year Notes in the amount of US$ 250 million	6

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (13/2005)

Date, Time and Place:

December 14, 2005, at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated on:

1)	Approval of the budget for the fiscal year 2006.

2)	Approval of the indication of those executives to be covered by the Performance-based Executive Equity Plan.

3)	Ratification of the authorization to contract a loan in international markets through a subsidiary of the company, of up to US$ 250,000,000.00 (two hundred and fifty million U.S. dollars), for a term of 10 (ten) years, as well as the granting of guarantees related to it, as deliberated on by the Board of Directors on November 9 of this year. The loan contracted will be effected through LPG International Inc.

4)	Approval for the carrying out, by the Executive Board, of all the actions and the signature of all the documents, related to the deliberations covered in item “3” of these minutes, including, but not limited to, the signature of the “Purchase Agreement”, “Indenture” and “Registration Rights Agreement”.

5)	Approval of the provision of surety for the following funding to be granted by the National Bank for Economic and Social Development – BNDES:

Oxiteno S.A. Indústria e Comércio – amount approved by decision n° Dir 1.039/2005-BNDES of November 16, 2005 and surety corresponding to the amount of R$ 24,698,000.00 (twenty-four million, six hundred and ninety-eight thousand reais).

6)	Approval for the carrying out, by the Executive Board, of all the actions and the signature of all the documents needed for the implementation of the funding referred to in item “5” above.

Observations: the deliberations were approved unanimously by all those present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed - the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho -Vice Chairman; Ana Maria Levy Villela Igel; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Paulo Vieira Belotti and Renato Ochman - Board Members.

I declare this to be a faithful copy of the minutes written in the Company's record books.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Ultrapar announces the issuance of 10-year Notes in the amount of US$ 250 million

São Paulo, Brazil, December 15, 2005   –   ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a Brazilian company with operations in liquefied petroleum gas (LPG) distribution (Ultragaz), chemical production (Oxiteno) and transportation and storage of chemicals and fuels (Ultracargo), announces the issuance of 10-year Notes in the amount of US$ 250 million, through its subsidiary LPG International Inc.. The Notes will be irrevocably and unconditionally guaranteed by Ultrapar and Oxiteno S.A Indústria e Comércio.

The transaction, which has a final maturity in December 2015, will bear interest of 7,25%ªª, and was priced at 98,75% of its face value. The yield to investor is 7,429%ªª. The use of the proceeds will be to refinance existing debt obligations, extend maturities, fund potential acquisitions and for general corporate purposes.

Standard & Poors assigned its BB+ senior unsecured rating to the Notes.

Fabio Schvartsman
Chief Financial and Investor Relations Officer

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The notes will be offered and sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S. The notes have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: December 16, 2005

	By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Minutes of a Meeting of the Board of Directors, Dec. 14, 2005; Market announcement – Ultrapar announces the issuance of 10-year Notes in the amount of US$ 250 million)